Note 1 - <u>Organization</u>

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission "SEC" in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - <u>Summary of Significant Accounting Policies</u>

The following summary of the Company's major accounting policies is present to assist in the interpretation of the financial statements.

<u>Basis of Presentation</u>

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and cash equivalents</u>

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

<u>Revenue Recognition</u>

The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expenses from such transactions would not be materially different if reported on a settlement-date basis.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful life of three years.

See report of independent registered public accounting firm.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets are liabilities is recognized in the period of the tax change.

<u>Uncertain tax positions</u>

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2013 are no longer subject to examination by tax authorities

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair value disclosures</u>

The carrying amounts of cash and cash equivalents , clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

See report of independent registered public accounting firm.

Note 3 - Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2016, the Company had $100,129 on deposit with Pershing.

Note 4 - Property and Equipment

Property and equipment at June 30, 2016 is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		81,401
		160,154
Less: Accumulated depreciation		138,728
	$	21,426

Depreciation expense amounted to $3,456 for the year ended June 30, 2016.

Note 5 - Income Taxes

The Company used an effective tax rate of 38% comprised as follows:

Statutory federal income tax rate	22%
State taxes on income, net of federal income tax benefit	8%
Local taxes on income, net of federal income tax benefit	8%
Total effective tax rate	38%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2016:

Tax at total effective rate	$	58,496
Other		13,785
	$	72,281

Note 6 - Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred a net payable of $2,769,905 during the year ended June 30, 2016, of which $299,409 remains due to the Company's Parent at June 30, 2016. Transactions related to the transfer pricing agreement are presented on a net basis in the Statement of Operations and the amount due to the Company's Parent is included in the Statement of Financial Condition.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $1,016,923 which was $766,923 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

See report of independent registered public accounting firm.

Note 8 - Commitments and Contingencies

The Company occupies office space in New York City. The current lease was assigned by the Parent to the Company effective August 1, 2012, with payment terms beginning October 1, 2012 to December 31, 2017. Rent expense for the year ended June 30, 2016 was $120,268.

Minimum lease obligations at June 30, 2016 are as follows for the years ending June 30,:

2017	$	120,900
2018		60,450
	$	181,350

Note 9 – Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $15,614 for the year ended June 30, 2016.

Note 12– Subsequent Events

The Company evaluated subsequent events through August 26, 2016, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.